UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


TECHNE CORPORATION
Common Stock
878377100


Item 1.		a.	Techne Corporation
		b.	614 McKinley Place, N.E.
			Minneapolis, Minnesota 55413

Item 2.		a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	878377100

Item 3.		Investment adviser registered under section 203 of the Investment
		Advisers Act of 1940

Item 4.		a.	1,212,143
		b.	6.01%
		c.	1.	1,212,143
			2.	      0
			3.	1,212,143
			4.	       0
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A